Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

February 3, 2015	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold announces re-financing of Credit Facility with Sprott Resource Lending Partnership and Morgan Stanley Capital Group Inc.

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.MKT:TGD) is pleased to report that it has agreed with Sprott Resource Lending Partnership (“Sprott”) and Morgan Stanley Capital Group Inc. (“Morgan Stanley”) to re-finance its existing $13 million credit facility (redenominated into USD at the prevailing CAD/USD Bank of Canada noon rate on the date prior to execution of the credit facility) for a term of eleven months.

The new credit agreement is effective as of February 2, 2015 until December 31, 2015. Interest remains payable at the rate of 9% per annum, with payment of the principal amount outstanding to be made at the end of the term. In consideration of the re-financing, the Company will pay a bonus to Sprott, the Administrative Agent under the credit facility, in the amount of CDN$130,000.

“The re-financing of our credit agreement allows Timmins Gold to retain financial flexibility and will allow us to advance our projects, including the recently acquired Caballo Blanco project” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “We are pleased to continue our excellent relationship with Sprott and establish a new relationship with Morgan Stanley.”

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2015 at a cash cost of $800 to $850 per ounce.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.